UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
Form 11-K
___________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES AND EXCHANGE ACT 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-15967
___________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Dun & Bradstreet Corporation 401 (k) Plan
(Formerly known as the Profit Participation Plan of the Dun & Bradstreet Corporation)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Dun & Bradstreet Corporation,
103 JFK Parkway, Short Hills, NJ 07078

The Dun & Bradstreet Corporation 401(k) Plan Table of Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2013	3
Notes to Financial Statements	4 -15

Supplemental Schedule *
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) *	16

Signatures

Exhibit
Exhibit-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrators of
The Dun & Bradstreet Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Dun & Bradstreet 401(k) Plan (the “Plan”) at December 31, 2013 and December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 25, 2014

The Dun & Bradstreet Corporation 401(k) Plan Statements of Net Assets Available for Benefits As of December 31, 2013 and 2012

(dollars in thousands)	2013	2012
Assets:
Investments at fair value	$900,345	$774,070

Receivables:
Employer contribution (Note 1)	—	5,265
Notes receivable from participants (Note 1)	6,915	6,773
Total receivables	6,915	12,038

Total Assets	907,260	786,108

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(2,692)	(7,593)
Net assets available for benefits	$904,568	$778,515

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2013

(dollars in thousands)	2013
Additions:
Additions to net investments attributed to:
Investment income:
Net appreciation in fair value of investments (Note 5)	$145,434
Interest income	4,466
Dividend income	12,907
Total investment income	162,807
Contributions:
Participant	24,426
Employer	7,545
Rollovers	1,810
Total contributions	33,781
Total additions	196,588
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	69,617
Administrative expenses	918
Total deductions	70,535

Increase in Net Assets Available for Benefits (Note 10)	126,053

Net assets available for plan benefits:
Beginning of year	778,515
End of year	$904,568

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

1. Background and Plan Description
The Dun & Bradstreet Corporation (the “Company”) sponsors the Dun & Bradstreet Corporation 401(k) Plan, (the “Plan”), a defined contribution plan, offered on a voluntary basis to all eligible employees of the Company. The Plan was established for employees of the Company and is designed to help employees supplement their retirement income. The funding of the Plan is made through employee and Company contributions.
The following summary of major Plan provisions in effect for the plan years 2013 and 2012 is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Protection Act of 2006, and the Heroes Earnings Assistance and Relief Tax Act of 2008.
Eligibility
All active employees of the Company in the United States are immediately eligible to participate in the Plan on their date of hire. Newly hired employees, as well as employees who may be reemployed, who have not enrolled in the Plan within 60 days of their hire date, are automatically enrolled at a contribution rate of 3% of pre-tax eligible earnings in the default investment options under the Plan which are the age appropriate BlackRock LifePath Portfolios. A participant may opt out of the automatic enrollment by electing his or her own contribution rate or choosing not to participate in the 401(k) Plan within 60 days of their hire date.

Contributions
Each eligible participant may contribute between 1% to 50% of their annual compensation (subject to the Internal Revenue Service (“IRS”) compensation limit of $255,000) to the Plan on a pre-tax and/or Roth basis; subject to an overall IRS limit ($17,500 in 2013). Additionally, an eligible participant may contribute between 1% to 16% of compensation to the Plan on a post-tax basis. The total pre-tax, Roth and post-tax contribution percentage cannot exceed 50% of compensation. In addition, participants age 50 and over have the ability to contribute up to an additional $5,500 in pre-tax and /or Roth contributions through the Plan’s catch-up contribution provisions. Catch-up contributions are not eligible for Company matching contributions. The total pre-tax, Roth, post-tax and catch-up contribution percentage cannot exceed 75% of compensation. Contributions are made to the Plan each payroll period by participants through payroll deductions and by the Company on behalf of participants. Contributions will be invested in the default age appropriate BlackRock LifePath Portfolio if an employee fails to make an investment election.
The Company matches $0.50 per dollar of the first 7% of a participant’s eligible compensation, or a maximum employer match of 3.5%.
In January 2013, the Company’s Board of Directors approved a supplemental employer matching contribution in the amount of approximately $5.3 million to employees who participated in the Plan during 2012, subject to the IRS limit of $50,000. This discretionary supplemental match was in recognition of U.S. employees’ success in its business during 2012. The contribution was reflected as 2012 employer contributions. The 2012 supplemental match provided an additional $0.34 per dollar match on employee’s 2012 contributions which when added to the on-going match totaled $.84 per dollar match for a maximum of 5.9% of compensation.
Participant Accounts
A separate account is established and maintained for each Plan participant. Contributions by the participant and the Company are invested in one or more of the Plan's investment funds as designated by the participant. Income earned, administrative expenses, and net appreciation or depreciation on Plan investments for a given fund is allocated in proportion to the participant’s account balance in that fund on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

three years of service. In addition, a participant becomes 100% vested in the value of Company contributions if actively employed and attains age 65 or becomes totally and permanently disabled or dies.
Investment Options
The Plan is a participant directed plan. At December 31, 2013, the Plan offered the following sixteen investment options:
The Dun & Bradstreet Corporation Common Stock Fund is invested principally in the common stock of The Dun & Bradstreet Corporation, as well as to a lesser extent, short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. Participants cannot direct more than 50% of their current contribution or existing account balance into the Dun & Bradstreet Corporation Common Stock Fund.
The BlackRock Balanced Index Fund is invested approximately 60% in the BlackRock Equity Index Fund - Class T and approximately 40% in a BlackRock U.S. Debt Index Fund - Class K. The objective of the fund is to achieve “built-in” diversification through investments in both stocks and bonds, and earning returns that match the combined     performance of the two indices underlying the fund.
The BlackRock Extended Equity Market Fund Class K seeks to match the performance of the Dow Jones U.S. Completion Total Market Index. The fund invests in securities that make up the Dow Jones U.S. Completion Total Stock Index. The index is comprised of the stocks of small and medium U.S. companies that are not included in the S & P 500 index.
The BlackRock EAFE Equity Index Fund Class T is invested in stocks from certain countries outside the U.S. The fund seeks to match the performance of the Morgan Stanley Capital International Europe Australasia Far East Index.
The BlackRock Equity Index Fund Class T is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. based companies.
The BlackRock Small Cap Growth Equity Portfolio Institutional Class invests at least 80% of its net assets in equity securities issued by U.S. small capitalization growth companies in which the fund seeks long - term capital appreciation.
The BlackRock LifePath Portfolios Class D - including LifePath, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and LifePath Retirement Fund Class D are invested in multiple asset classes in the U.S. and abroad. Each portfolio seeks to produce competitive returns over a set period of time while controlling risk, utilizing a combination of all or some of the following investments: stocks, bonds, real estate investment trusts (“REITs”), Treasury inflation protection securities (“TIPS”), and money market investments. Except for the Retirement Portfolio which maintains a static allocation, as time passes, a team of investment managers at BlackRock gradually shifts the investment mix from a greater concentration of higher-risk investments (namely stock funds and REITs) to a greater concentration of lower-risk investments (bond funds, TIPS, and money market instruments). The names of the BlackRock LifePath Portfolios are based on the approximate year when investors will need their money from the portfolio for retirement.

The Fidelity Low-Priced Stock Fund Class K is invested in at least 80% of its assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at the time of investment. Often these are stocks of smaller, less well-known companies that the fund’s portfolio manager considers undervalued.
The Fidelity Diversified International Fund Class K is invested in non-U.S. securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.
The Fidelity Blue Chip Growth Fund Class K is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.
The Fidelity Equity-Income Fund Class K is invested in at least 80% of its assets in equity securities, primarily in income-producing equity securities which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

The Munder Mid-Cap Core Growth Fund Class Y is invested in at least 80% of its assets in equity securities of mid-capitalization companies. The fund defines these as companies with a market capitalization similar to those represented by the S&P MidCap 400 Index.
The Northern Small Cap Value Fund is invested in at least 80% of its assets in equity securities of small capitalization companies with market capitalizations that are, at the time of purchase, within the range of the Russell 2000 Index. The fund primarily invests in the securities of U.S. issuers, but it may also invest to a limited extent in the securities of foreign issuers.
The Perkins Mid Cap Value Fund Class I is invested in assets which are common stocks of mid-sized companies whose stock prices are believed to be undervalued. The investments seek capital appreciation.
The PIMCO Total Return Fund Institutional Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.
The Dun & Bradstreet Stable Value Fund is an investment option that seeks to provide safety of principal and a stable credited rate of interest. Galliard Capital Management, (“Galliard”) the fund’s advisor, invests in investment contracts of financial institutions, guaranteed investment contracts (“GICs”), and synthetic GICs. The synthetic GICs are comprised of a high quality fixed income portfolio invested in Galliard Fixed Income Funds and wrap contracts issued by highly rated financial institutions. These wrap contracts serve to stabilize the return of the fund by offsetting price fluctuations in the underlying fixed income portfolio.
Payment of Benefits
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be automatically paid in a lump-sum payment. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1 of the year after the participant reaches age 70½. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or an Individual Retirement Account (“IRA”).
All participants who are no longer actively employed with the Company may elect to receive installment payments under the Plan. Installment payments can be paid monthly, quarterly and annually, for a period not to exceed 20 years.

A participant who has been called to active military duty for a period in excess of 30 days may request a distribution of his or her pre-tax and Roth 401(k) contributions under the Plan. Taking such withdrawal would prohibit the participant from making contributions under the Plan for a 6 month period following the date of distribution.

In the event of death of an employee, if a participant’s account benefits value is $1,000 or less it will be paid to the employee’s beneficiary in a lump sum payment, if the account value is greater than $1,000, the employee’s beneficiary may request an immediate lump sum payment or the beneficiary may choose to delay payment of the account balance until March 1 of the year following the death. If a participant commenced payment in the form of installments prior to death, the beneficiary will receive the remaining account balance in the form of installments with the same frequency as had been received, unless the beneficiary elects and requests to receive the entire remaining amount in a lump - sum payment.

Notes Receivable from Participants
Participants may obtain loans from the Plan, which are collateralized by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two loans. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant’s vested account balance or $50,000, limited by existing outstanding loans. Additionally, a participant’s loan repayment amount cannot exceed 15% of his or her semi-monthly gross compensation. Interest rates applicable to Plan loans are based on the prime rate as reported in Reuters on the last business day of the month before the loan is processed plus 2%. At December 31, 2013 and 2012, interest on participant loans ranged between 5.25% and 11.5%. Interest income from notes receivable from participants amounted to $351,409 in 2013. Delinquent loans are treated as distributions based upon the terms of the Plan document.

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

Forfeited Accounts
Amounts forfeited by non-vested participants who terminated employment during the year ended December 31, 2013 were $927,204. This amount was used to reduce Company contributions. As of December 31, 2013 and 2012, forfeited participant accounts totaled $29,318 and $51,120. The December 31, 2013 amount will be used to reduce future Company contributions.
Administration of the Plan
The Board of Directors of the Company appointed three committees to perform certain administrative and fiduciary responsibilities for the Plan. The three committees consist of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee (the “Administrators”). Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. Fidelity Workplace Services LLC is the record keeper. The expenses of administering the Plan are paid by the Company except for investment management fees, which are charged to the Plan, and certain loan and withdrawal transaction fees, which are paid by the participant.
Plan Termination
While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.
As described in Accounting Standards Codification (“ASC”) 946-210, Financial Services - Investment Companies, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.
Risks and Uncertainties
As mentioned in Note 1, the Plan provides for various investment options in any combination of a Company stock fund, common/collective trusts, mutual funds, a stable value fund, and short term investments. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit and overall market volatility.

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, as well as participant account balances.
The Plan is exposed to credit loss in the event of non-performance by the companies with whom the investment contracts are placed. However, the Plan administrators do not anticipate non-performance by these companies.

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

Payment of Benefits
Benefit payments to participants are recorded when paid.
Investment Valuation
The Plan’s investments are reported at fair value. See Note 4 for a discussion of fair value measurements.
Investment Transactions and Investment Income
Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation and depreciation on those investments.

3. Recently Issued Accounting Standards
In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210); Disclosures about Offsetting Assets and Liabilities.” The amendments in this ASU require a company to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial     position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. A plan should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Plan management adopted the provisions of this accounting standard in 2013 and the adoption has not had a material impact on the Plan’s financial statements.

In January 2013, the FASB issued ASU No. 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," which clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU No. 2011-11, “Balance Sheet (Topic 210); Disclosures about Offsetting Assets and Liabilities” or “ASU No. 2011-11.” The authoritative guidance limits the scope of the offsetting disclosures to (i) recognized derivative instruments accounted for in accordance with ASC 815, “Derivatives and Hedging”, or “ASC 815,” subject to the authoritative guidance for offsetting in the statement of financial position and (ii) recognized derivative instruments accounted for in accordance with ASC 815 that are subject to an enforceable master netting arrangement or similar agreement. The authoritative guidance is     effective for annual reporting periods beginning on or after January 1, 2013. Plan management adopted the provisions of this accounting standard in 2013 and the adoption has not had a material impact on the Plan’s financial statements.

4. Fair Value Measurements
ASC 820, Fair Value Measurement and Disclosures, defines fair value and establishes a framework for measuring fair value under current accounting pronouncements. ASC 820 provides a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC 820 are described below as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices available in active markets for identical investments as of the reporting date.

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability and

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy. There have been no changes in the methodologies used and the Plan had no Level 3 investments at December 31, 2013 and 2012.

Dun & Bradstreet Corporation Common Stock Fund

The Dun & Bradstreet Corporation Common Stock Fund (the "Fund") is an employer stock unitized fund. The Fund consists of Dun & Bradstreet Corporation common stock and a short-term cash component, which provides liquidity to meet the Fund's daily liquidity needs. The value of a unit in a unitized stock fund is the NAV which is the value of the underlying common stock and the cash component held by the fund, divided by the number of units outstanding. The Dun & Bradstreet Corporation Common Stock Fund is classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts

These investments are investment vehicles valued using the reported Net Asset Value (“NAV”). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The collective trust funds have no unfunded commitments at December 31, 2013. Collective Investment Trusts are classified within Level 2 of the valuation hierarchy because they may be redeemed at net asset value daily and because the underlying investment prices are observable.

Mutual Funds

These investments are public investment securities held by the Plan that are registered with the Securities and Exchange Commission and valued using the reported NAV. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual Funds are classified within Level 1 of the valuation hierarchy because mutual funds are publicly traded and the NAV is quoted in active markets and may be redeemed daily.

Dun & Bradstreet Stable Value Fund

The Dun & Bradstreet Stable Value Fund is invested in cash equivalents, GICs issued by banks or insurance companies and synthetic GICs. Traditional GICs are contracts issued by banks or insurance companies that guarantee principal repayment and a fixed or floating interest rate for a predetermined period of time. The fair value of a traditional GIC is based on the present value of the future cash flows from the GIC using current discount rate. The current discount rate is determined by using a Treasury rate for an equivalent remaining duration, and a GIC spread. Traditional GICs are classified within Level 2 of the valuation hierarchy, as the inputs for determining fair value are observable.

Synthetic GICs are comprised of a high quality fixed income portfolio and wrap contracts issued by high quality financial institutions. The fair value of a synthetic GIC is the total fair value of the fixed income portfolio (based on the fair value of the underlying fixed income securities) and the value of the wrap contracts. The fair value of the wrap contracts is determined using the replacement method, i.e. the difference between the current wrap fees and the contracted wrap fees via a re-bid process discounted to present value using the current discount rate. Synthetic GICs are classified within Level 2 of the valuation hierarchy, as the inputs for determining fair value are observable.

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

Short Term Investment Funds (“STIF”)

These investments are collective trusts whose assets typically include cash, bank notes, corporate notes, government bills and various short-term debt instruments. They are valued at the reported NAV of $1. The short term funds are classified within Level 2 of the valuation hierarchy as the underlying investment inputs are observable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013.

(dollars in thousands)	Level 1	Level 2	Level 3	Total
The Dun & Bradstreet Corporation Common Stock Fund	$65,448	$—	$—	$65,448
Common / Collective Trusts
Debt Index	—	15,326	—	15,326
Equity Index	—	320,346	—	320,346
Target Date Retirement Funds	—	87,173	—	87,173
Total Common / Collective Trusts	—	422,845	—	422,845
Mutual Funds
Growth Funds	191,427	—	—	191,427
Fixed Income Funds	51,639	—	—	51,639
Total Mutual Funds	243,066	—	—	243,066
Dun & Bradstreet Stable Value Fund
Traditional GICs	—	3,427	—	3,427
Synthetic GICs
Fixed Income Funds	—	153,272	—	153,272
Wrapper Contracts	—	95	—	95
Money Market Fund	—	12,627	—	12,627
Total Stable Value Fund	—	169,421	—	169,421
Net Payables	—	(435)	—	(435)
Total Investments at Fair Value	$308,514	$591,831	$—	$900,345

There were no significant transfers among the levels of the fair value hierarchy during the year ended December 31, 2013.

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012.

(dollars in thousands)	Level 1	Level 2	Level 3	Total
The Dun & Bradstreet Corporation Common Stock Fund	$48,864	$—	$—	$48,864
Common / Collective Trusts
Debt Index	—	13,814	—	13,814
Equity Index	—	240,202	—	240,202
Target Date Retirement Funds	—	76,345	—	76,345
Total Common / Collective Trusts	—	330,361	—	330,361
Mutual Funds
Growth Funds	141,828	—	—	141,828
Fixed Income Funds	66,479	—	—	66,479
Total Mutual Funds	208,307	—	—	208,307
Dun & Bradstreet Stable Value Fund
Traditional GICs	—	5,666	—	5,666
Synthetic GICs
Fixed Income Funds	—	159,253	—	159,253
Wrapper Contracts	—	128	—	128
Money Market Fund	—	21,846	—	21,846
Total Stable Value Fund	—	186,893	—	186,893
Short Term Investment Funds	—	(355)	—	(355)
Total Investments at Fair Value	$257,171	$516,899	$—	$774,070

There were no significant transfers among the levels of the fair value hierarchy during the year ended December 31, 2012.

5. Investments
Investments held by the Plan at December 31, 2013 and 2012 are summarized as follows:

(dollars in thousands)	2013	2012
At fair value:
Common Stock	$65,448	$48,864
Common / Collective Trusts	422,845	330,361
Mutual Funds	243,066	208,307
Traditional GICs	3,427	5,666
Synthetic GICs	153,367	159,381
Short Term Investment Funds, Money Market Funds, Net Payables	12,192	21,491
Total Investments held by the Plan	$900,345	$774,070

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

Plan investments that represent 5% or more of the Plan's net assets at December 31, 2013 and 2012 were as follows:

(dollars in thousands)	2013	2012
At fair value:
Common Stocks:
Dun & Bradstreet Corporation Common Stock	$64,491	$48,170
Common / Collective Trusts:
BlackRock EAFE Equity Index Fund Class T *	$42,018	$28,750
BlackRock Extended Equity Market Fund Class K	$65,594	$45,176
BlackRock Equity Index Fund Class T	$212,733	$166,276
Mutual Funds:
Fidelity Blue Chip Growth Fund - Class K *	$43,497	$30,592
Fidelity Diversified International Fund - Class K *	$35,009	$28,317
Fidelity Low-Priced Stock Fund Class K *	$39,708	$27,771
PIMCO Total Return Fund Institutional Class	$51,639	$66,479
Dun & Bradstreet Stable Value Fund:
Galliard Fixed Income Fund A	$53,585	$56,202
Galliard Fixed Income Fund F	$74,028	$75,947
* 2012 investment balance does not represent 5% or more of the Plan's net assets.
During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(dollars in thousands)	2013
Common Stocks:
The Dun & Bradstreet Corporation Common Stock	$24,730
Common / Collective Trusts:
BlackRock Extended Equity Market Fund Class K	17,625
BlackRock Equity Index Fund Class T	46,297
BlackRock EAFE Equity Index Fund Class T	6,959
BlackRock Balanced Index Fund	6,323
BlackRock LifePath Portfolio Retirement Fund Class D	663
BlackRock LifePath Portfolio 2015 Fund Class D	663
BlackRock LifePath Portfolio 2020 Fund Class D	1,294
BlackRock LifePath Portfolio 2025 Fund Class D	1,870
BlackRock LifePath Portfolio 2030 Fund Class D	1,930
BlackRock LifePath Portfolio 2035 Fund Class D	1,475
BlackRock LifePath Portfolio 2040 Fund Class D	815
BlackRock LifePath Portfolio 2045 Fund Class D	743
BlackRock LifePath Portfolio 2050 Fund Class D	251
Mutual Funds:
BlackRock Small Cap Growth Equity Portfolio Institutional Fund	(146)
Fidelity Blue Chip Growth Fund - Class K	9,100
Fidelity Diversified International Fund - Class K	6,543
Fidelity Equity-Income Fund - Class K	4,914
Fidelity Low-Priced Stock Fund - Class K	7,439
Munder Mid-Cap Core Growth Fund - Class Y	8,017
Northern Small Cap Value Fund	940
Perkins Mid Cap Value Fund - Class I	200
PIMCO Total Return Fund Institutional Class	(3,211)
$145,434

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

6. Contracts with Insurance Companies
The Plan has an investment in the Dun & Bradstreet Stable Value Fund (“Stable Value Fund”) which is partially comprised of fully benefit-responsive investment contracts with various insurance companies. These fully benefit responsive investment contracts or GICs are contracts issued by insurance companies that guarantee a return at a set rate of interest for a predetermined period of time.
The Stable Value Fund is invested in cash equivalents, traditional GICs issued by banks or insurance companies, and synthetic GICs. Synthetic GICs include security-backed contracts which are comprised of two components, an underlying fixed income portfolio that invests primarily in U.S. domestic fixed income securities (bonds) and a wrap contract issued by a financial institution to provide stability of principal and interest. The Stable Value Fund is invested in broadly diversified portfolios of fixed income securities including financial instruments issued by highly rated companies.
As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by the insurance companies, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves required against contract value for credit risk of the contract issuer or otherwise. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter.
The average yield earned by the Stable Value Fund at December 31, 2013 and 2012 was 1.56% and 1.05%, respectively. This represents the annualized earnings of all investments in the Stable Value Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Stable Value Fund at December 31, 2013 and 2012, respectively.
The average yield earned by the Stable Value Fund with an adjustment to reflect the actual interest rate credited to participants in the Stable Value Fund at December 31, 2013 and 2012 was 2.06% and 2.58%, respectively. This represents the annualized earnings credited to participants in the Stable Value Fund divided by the fair value of all investments in the Stable Value Fund at December 31, 2013 and 2012, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Plan administrators do not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The investment contracts do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.
7. Tax Status
On May 31, 2013 the Company received from the IRS a favorable determination letter on the Plan which included all amendments made to the Plan and related Trust Document executed subsequent to the receipt of the prior determination letter.
The Plan administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements. Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their balance.

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to any uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. In September 2009, the Company was informed by the IRS that the Plan would undergo an examination of its December 31, 2007 tax return, the audit has been completed and in January 2012, the Company received a letter from the IRS advising that they had accepted, as filed, the tax return for the tax year ended December 31, 2007. The Company believes it is no longer subject to income tax examinations for years prior to 2007.
8. Related-Party Transactions
Certain Plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The following is the activity for the year ending December 31, 2013.

(dollars in thousands)	Fidelity Mutual Funds
Settled amount from purchases	$32,299
Settled amount from sales	$21,291
Dividends paid	$6,729
Net appreciation	$27,996
Total value on December 31, 2013	$143,178
Fees paid by the Plan for Administrative expenses paid to the trustee amounted to $375,861 for the year ended December 31, 2013.
The Plan invests in common stock of The Dun & Bradstreet Corporation. This qualifies as a party-in-interest transaction. The following is the activity for the year ending December 31, 2013.

(dollars in thousands)	The Dun & Bradstreet Corporation
Settled amount from purchases	$855
Settled amount from sales	$9,265
Dividends paid	$900
Net appreciation	$24,730
Total value on December 31, 2013	$64,491
9. Subsequent Events
The Plan evaluates subsequent events and the evidence they provide about conditions existing at the date of the Statement of Net Assets Available for Benefits as well as conditions that arose after the Statement of Net Assets Available for Benefits date but before the financial statements are issued. The effects of conditions that existed at the date of the Statement of Net Assets Available for Benefits date are recognized in the financial statements. Events and conditions arising after the Statement of Net Assets Available for Benefits date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial

The Dun & Bradstreet Corporation 401(k) Plan Notes to Financial Statements December 31, 2013 and 2012

effects for those events and conditions. Management has applied this guidance and determined that it had no effect on the Plan's financial statements.

10. Reconciliation of Financial Statements to Form 5500
The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, there is an adjustment from fair value to contract value for fully benefit-responsive contracts and represents a reconciling item.

The following is a reconciliation of Net Assets Available for Benefits from the Plan’s financial statements to the Form 5500:

(dollars in thousands)	December 31, 2013	December 31, 2012
Net assets available for benefits per financial statements:	$904,568	$778,515
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,692	7,593
Net assets available for benefits per Form 5500:	$907,260	$786,108

The following is a reconciliation of the net increase in Net Assets Available for Benefits from the Plan’s financial statements to the Form 5500:

(dollars in thousands)	December 31, 2013
Net increase in net assets available for benefits per the financial statements:	$126,053
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,901)
Net Income per the Form 5500:	$121,152

The Dun & Bradstreet Corporation 401 (k) Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Cost	Current Value
*	The Dun & Bradstreet Corporation Common Stock Fund	Common Stock and Money Market Funds	**	$65,448,202

	BlackRock US Debt Index Fund Class K	Common / Collective Trusts	**	15,326,333
	Blackrock EAFE Equity Index Fund Class T	Common / Collective Trusts	**	42,017,654
	Blackrock Extended Eqiuty Market Fund Class K	Common / Collective Trusts	**	65,594,479
	Blackrock Equity Index Fund Class T	Common / Collective Trusts	**	212,733,429
	BlackRock LifePath Portfolio Retirement Fund Class D	Common / Collective Trusts	**	10,619,093
	BlackRock LifePath Portfolio 2015 Fund Class D	Common / Collective Trusts	**	9,180,519
	BlackRock LifePath Portfolio 2020 Fund Class D	Common / Collective Trusts	**	13,398,434
	BlackRock LifePath Portfolio 2025 Fund Class D	Common / Collective Trusts	**	16,610,616
	BlackRock LifePath Portfolio 2030 Fund Class D	Common / Collective Trusts	**	15,035,377
	BlackRock LifePath Portfolio 2035 Fund Class D	Common / Collective Trusts	**	9,920,136
	BlackRock LifePath Portfolio 2040 Fund Class D	Common / Collective Trusts	**	5,760,081
	BlackRock LifePath Portfolio 2045 Fund Class D	Common / Collective Trusts	**	4,693,186
	BlackRock LifePath Portfolio 2050 Fund Class D	Common / Collective Trusts	**	1,955,289
				422,844,626

	BlackRock Small Cap Growth Equity Portfolio Institutional	Mutual Funds	**	7,104,426
*	Fidelity Blue Chip Growth Fund - Class K	Mutual Funds	**	43,497,233
*	Fidelity Diversified International Fund - Class K	Mutual Funds	**	35,009,307
*	Fidelity Equity-Income Fund - Class K	Mutual Funds	**	24,963,719
*	Fidelity Low-Priced Stock Fund Class K	Mutual Funds	**	39,708,161
	Munder Mid-Cap Core Growth Fund Class Y	Mutual Funds	**	32,843,649
	Northern Small Cap Value Fund	Mutual Funds	**	5,227,378
	Perkins Mid Cap Value Fund Class I	Mutual Funds	**	3,073,223
	PIMCO Total Return Fund Institutional Class	Mutual Funds	**	51,639,301
				243,066,397

	Dun & Bradstreet Stable Value Fund - Insurance and Investment Contracts

	Traditional GIC
	Metropolitan Life Insurance Co	Insurance Contract # 32264 6/11/2014 2.16%	**	1,079,691
	Protective Life Insurance	Insurance Contract #GA - 2053 12/4/2015 .92%		2,347,378
	Synthetic GICs
	Monumental Life Insurance	Synthetic GIC #MDA00948TR 3.38%
	Underlying Assets
	Galliard Fixed Income Fund A	Fixed Income Securities	**	53,490,418
		Wrapper Contract	**	94,649
				53,585,067
	Prudential Insurance Company of America	Synthetic GIC # 062434 ADJ% 12/31/2040
	Underlying Assets
	Galliard Fixed Income Fund F	Fixed Income Securities	**	48,120,794
		Wrapper Contract	**	—
				48,120,794

The Dun & Bradstreet Corporation 401 (k) Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2013

	American General Life Ins Co	Synthetic GIC # 1629649 ADJ% 2/1/50
	Underlying Assets
	Galliard Fixed Income Fund D	Fixed Income Securities	**	25,754,504
		Wrapper Contract	**	—
				25,754,504

	American General Life Ins Co	Synthetic GIC # 1629649 ADJ% 2/1/50
	Underlying Assets
	Galliard Fixed Income Fund F	Fixed Income Securities	**	25,906,882
		Wrapper Contract	**	—
				25,906,882

	Wells Fargo Short-Term Investment Fund	Money Market Funds	**	12,626,695

	Total Value Dun & Bradstreet Stable Value Fund			169,421,011

	Net Payables			(435,645)
	Notes Receivable from Participants	Participants Loans (interest rates ranging from 5.25% - 11.50% and maturing through 2023)		6,915,504

		TOTAL INVESTMENTS		$907,260,095
*	Party In Interest Transactions
**	Not applicable as these are participants-directed transactions

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee of The Dun & Bradstreet Corporation have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE DUN & BRADSTREET CORPORATION 401 (k) PLAN
By:	/s/ Anthony Pietrontone, Jr.
Anthony Pietrontone, Jr.
Principal Accounting Officer and Corporate Controller, The Dun & Bradstreet Corporation

Date: June 25, 2014

/s/ John Reid-Dodick
John Reid-Dodick
Chief People Officer, The Dun & Bradstreet Corporation